09057496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2026 Caribou Drive Suite 101
(No. and Street)

Fort Collins (City) Colorado (State) 80525 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Van Den Heever 970-225-0425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202 (Address) Littleton (City) Colorado (State) 80120-4544 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Stephen Van Den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE L. MORAN
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 2/24/12

Christine L Moran
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholders
Integris Securities LLC (formerly DVE Securities, Inc.)
Fort Collins, CO

We have audited the accompanying statements of financial condition of Integris Securities LLC (formerly DVE Securities, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, cash flows and stockholders' and member's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integris Securities LLC (formerly DVE Securities, Inc.) at December 31, 2008 and 2007 and the results of its operations, cash flows and changes in stockholders' and member's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 18, 2009

IGAF Worldwide
An Association of Independent Firms

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

Associate Office At
4910 Campus Drive
Newport Beach, CA 92660
(949) 724-1880
Fax (949) 724-1889

Integris Securities LLC
(formerly DVE Securities, Inc.)
Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 9,393	$ 12,190
Certificate of deposit	25,183	10,000
Accounts receivable	3,000	-
Interest receivable	-	71
Prepaid Expenses	2,200	126
Total Current Assets	$ 39,776	$ 22,387
Liabilities and Stockholders' Equity		
Accounts payable	$ 853	$ 6,090
Due to Integris Holdings, LLC	1,000	898
Income tax payable	906	5,451
Total Current Liabilities	2,759	12,439
Stockholders' and Member's Equity		
Common Stock, par value $.01 cent per share:		
Authorized 50,000 shares;		
issued and outstanding 3,000	-	30
Additional paid-in capital	-	15,070
Members' Equity	37,017	-
Retained earnings	-	(5,152)
Total Stockholders' and Member's Equity	37,017	9,948
Total Liabilities and Stockholders' and Member's Equity	$ 39,776	$ 22,387

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Statements of Income

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissons	$ 92,000	$ -
Other income	6,871	35,000
Interest	951	553
Total Revenues	99,822	35,553
Expenses		
Deal Support Costs	58,000	-
Personnel expenses	14,000	-
Administrative expenses	24,817	6,382
Total Expenses	96,817	6,382
Net Income Before Taxes	3,005	29,171
Provision for Income Taxes		
Current tax provision	(936)	(5,451)
Net Income	$ 2,069	$ 23,720

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities		
Transaction fees received	$ 89,000	$ 359
Cash paid for service fees and other expenses	(104,026)	480
Interest received	1,022	-
Income tax paid	(5,481)	-
Other income	6,871	35,000
Net Cash Provided (Used) by Operating Activities	(12,614)	35,839
Cash Flows from Investing Activities		
Purchase of certificates of deposit	(25,183)	(10,000)
Redemption of certificates of deposit	10,000	-
Net Cash (Used) by Investing Activities	(15,183)	(10,000)
Cash Flows from Financing Activities		
Proceeds from the issuance of common stock	35,000	10,000
Dividends paid	(10,000)	(35,649)
Net Cash (Used) by Financing Activities	25,000	(25,649)
Net (Decrease) Increase in Cash	(2,797)	190
Cash at Beginning of the Year	12,190	12,000
Cash at End of the Year	$ 9,393	$ 12,190
Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities		
Net income	$ 2,069	$ 23,238
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(3,000)	359
Interest receivable	71	(71)
Prepaid expenses	(2,074)	(126)
Increase (decrease) in:		
Accounts payable	(5,237)	6,090
Related party payables	102	898
Income taxes payable	(4,545)	5,451
Net Cash Provided (Used) by Operating Activities	$ (12,614)	$ 35,839

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Statements of Stockholders' and Member's Equity
For the Years Ended December 31, 2008 and 2007

	Common Stock			Additional Paid-In Capital	Retained Earnings (Deficit)	Integris Holdings, LLC 100%	Totals
	Authorized	Shares	Amount				
Balance December 31, 2006	50,000	1,000	$ 10	$ 5,090	$ 7,259	-	$12,359
Dividends paid	-	-	-	-	(35,649)	-	(35,649)
Issuance of common stock	-	2,000	20	9,980	-	-	10,000
Net income	-	-	-	-	23,238	-	23,238
Balance December 31, 2007	50,000	3,000	30	15,070	(5,152)	-	9,948
Dividends paid	-	-	-	-	(10,000)	-	(10,000)
Issuance of common stock	-	7,000	70	34,930	-	-	35,000
Transfer to LLC	(50,000)	(10,000)	(100)	(50,000)	10,094	40,006	-
Net income	-	-	-	-	5,058	(2,989)	2,069
Balance December 31, 2008	-	-	$ -	$ -	$ -	$37,017	$37,017

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Notes to Financial Statements

December 31, 2008 and 2007

1. Organization and Significant Accounting Policies

Organization and Nature of Business

Integris Securities LLC (formerly DVE Securities, Inc.) (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

As discussed in Note 4, the Company was acquired during 2007. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Change in Legal Entity

During September 2008, ownership established Integris Securities LLC and transferred all of the assets and liabilities of DVE Securities, Inc. to the Company. The DVE Securities, Inc. corporation was then subsequently dissolved. The FINRA registrations and contracts were transferred to the Company. At the date of change in legal entity, the Company received $40,006 in assets and liabilities.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Customers' securities transactions with related advisory service fees and expenses are recorded as services are performed.

Income Taxes

The Company elected to file a stand alone income tax return during 2007. During September 2008, the Company's assets were transferred from DVE Securities, Inc. to Integris Securities LLC, which is a pass-through entity for tax purposes.

Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards.

1. Organization and Significant Accounting Policies (continued)

Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had net capital of $31,754 and $9,751, respectively.

3. Related Party Transactions

Subsequent to the Integris Holdings, LLC acquisition, the Company entered into an agreement with its parent company for the provision of funds for operating purposes. During the year ended December 31, 2007, $1,300 was advanced to the Company by its parent. At December 31, 2008 and 2007, there was $1,000 and $898 due to the parent company, respectively.

The Company also pays certain success fee costs and administrative expenses to its majority owner. In 2008, the Company paid $62,457.

4. Business Acquisition

On January 16, 2007, the Board approved the sale of all Company stock to Integris Holdings, LLC (Integris Acquisition). The sale of the Company provides Integris with a vehicle to provide investment banking advisory fees for its mergers and acquisition clients. In 2008, Integrus LLC changed its name to Integris Holdings, LLC.

4. Business Acquisition (continued)

The purchase of the Company was completed on October 15, 2007, and included the payment of $17,000 to the former owners by Integris. As part of the purchase agreement, the majority shareholder of the Company is required to make earnout payments of the lesser of $10,000 or 20% of commissions and fees received to the prior owners. The earnout provisions of the purchase agreement are effective from January 1, 2007 to December 31, 2009.

5. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces.

The following summarizes revenue concentrations by customer for the year ended December 31,:

	2008	2007
Customer A	54%	-0-%
Customer B	29%	-0-%
Customer C	17%	-0-%

Integris Securities LLC
(formerly DVE Securities, Inc.)

Supplementary Information

Integris Securities LLC

(formerly DVE Securities, Inc.)

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2008 and 2007

	2008	2007
Net Capital		
Total stockholders' and member's equity	$ 37,017	$ 9,948
Deductions		
Disallowed receivables	(3,000)	(71)
Disallowed prepaid expenses	(2,200)	(126)
Haircuts	(63)	-
Total Deductions	(5,263)	(197)
Total Net Capital	$ 31,754	$ 9,751
Aggregate Indebtedness		
Payables and accruals	2,759	6,988
Total Aggregate Indebtedness	$ 2,759	$ 6,988
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 184	$ 466
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 26,754	$ 4,751
Ratio of aggregate indebtedness to net capital	0.09	0.72

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2008	2007
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 32,660	$ 13,002
Prepaid expenses adjustment	-	2,200
Income tax expense	(906)	(5,451)
Net capital per above	$ 31,754	$ 9,751

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Integris Securities LLC (formerly DVE Securities, Inc.)
Fort Collins, CO

In planning and performing our audit of the financial statements of Integris Securities LLC (formerly DVE Securities, Inc.) for the year ended December 31, 2008, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Integris Securities LLC (formerly DVE Securities, Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 18, 2009